Canadian GAAP/U.S. Dollar
Consolidated Financial Statements

GERDAU AMERISTEEL CORPORATION

JUNE 30, 2004

         GERDAU AMERISTEEL CHANGES TO U.S. GAAP FOR FINANCIAL REPORTING


For the fiscal year ending December 31, 2003, financial results for Gerdau Ameristeel were reported in U.S. dollars and Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results are also presented under U.S. GAAP for comparative purposes.

HOWEVER, THE BUSINESS CORPORATIONS ACT OF ONTARIO ("OBCA") REQUIRES GERDAU AMERISTEEL TO PROVIDE TO ITS SHAREHOLDERS FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN GAAP. THE FINANCIAL STATEMENTS PREPARED UNDER CANADIAN GAAP ARE ENCLOSED AS REQUIRED BY THE OBCA.

For Gerdau Ameristeel, the most significant difference between U.S. GAAP and Canadian GAAP is the accounting treatment of Gerdau Ameristeel's 50% joint venture investment in Gallatin Steel Company and the smaller joint ventures of Bradley Steel Processors and MRM Guide Rail. Under U.S. GAAP, the investments are accounted for under the equity method of accounting instead of the proportionate consolidation method used under Canadian GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity. For a complete explanation of the differences between U.S. GAAP and Canadian GAAP as it relates to Gerdau Ameristeel, see footnote 12 in the U.S. GAAP financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$in thousands)
(Unaudited)

                                                                      JUNE 30,             DECEMBER 31,
                                                                        2004                   2003
                                                                                        (Restated Note 2)
                                                                    -----------         -----------------
ASSETS
CURRENT ASSETS
       Cash and cash equivalents                                   $    36,403            $    10,459
       Accounts receivable, net                                        343,720                233,331
       Inventories (note 4)                                            454,822                376,458
       Deferred tax assets                                              13,269                 13,269
       Other current assets                                             17,496                 21,608
                                                                   -----------            -----------
TOTAL CURRENT ASSETS                                                   865,710                655,125
PROPERTY, PLANT AND EQUIPMENT (note 5)                                 900,559                919,207
GOODWILL                                                               117,915                116,564
DEFERRED FINANCING COSTS                                                14,906                 16,063
DEFERRED TAX ASSETS                                                      7,592                 15,045
OTHER ASSETS                                                               100                    204
                                                                   -----------            -----------
TOTAL ASSETS                                                       $ 1,906,782            $ 1,722,208
                                                                   ===========            ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

       Accounts payable                                            $   265,064            $   231,352
       Accrued salaries, wages and employee benefits                    34,402                 29,732
       Accrued interest                                                 21,211                 23,730
       Other current liabilities                                        56,950                 34,357
       Bank indebtedness (note 7)                                            9                  2,055
       Current portion of long-term borrowings (note 7)                 26,349                  1,250
                                                                   -----------            -----------
TOTAL CURRENT LIABILITIES                                              403,985                322,476
LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 7)                    431,568                566,963
CONVERTIBLE DEBENTURES                                                  90,647                 96,719
ACCRUED BENEFIT OBLIGATIONS (note 8)                                    64,348                 74,354
OTHER LIABILITIES                                                       40,163                 49,185
DEFERRED TAX LIABILITIES                                               101,345                 64,355
                                                                   -----------            -----------
TOTAL LIABILITIES                                                    1,132,056              1,174,052
                                                                   -----------            -----------

SHAREHOLDERS' EQUITY

       Capital stock (note 9)                                          645,737                547,601
       Accumulated deficit                                             108,938                (22,766)
       Cumulative translation adjustment                                20,051                 23,321
                                                                   -----------            -----------
TOTAL SHAREHOLDERS' EQUITY                                             774,726                548,156
                                                                   -----------            -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 1,906,782            $ 1,722,208
                                                                   ===========            ===========


See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$in thousands, except earnings per share data)
(Unaudited)

                                                              THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                      ----------------------------------      -----------------------------------
                                                        JUNE 30,             JUNE 30,           JUNE 30,            JUNE 30,
                                                         2004                 2003               2004                2003
                                                                       (Restated Note 2)                        (Restated Note 2)
                                                      -----------      -----------------      -----------       -----------------
NET SALES                                             $   845,394         $   495,891         $1 ,543,018         $   964,947
OPERATING EXPENSES
     Cost of sales                                        623,894             449,334           1,229,848             885,863
     Selling and administrative                            24,191              19,719              46,627              38,139
     Depreciation                                          21,800              20,176              43,547              39,918
     Other operating (income) expense                        (510)              1,839              (1,525)                 58
                                                      -----------         -----------         -----------         -----------
                                                          669,375             491,068           1,318,497             963,978
                                                      -----------         -----------         -----------         -----------
INCOME FROM OPERATIONS                                    176,019               4,823             224,521                 969
OTHER EXPENSES
      Interest, net                                         8,837              14,728              25,649              23,740
      Foreign exchange (gain) loss                            419                 262                 675                (571)
      Amortization of deferred financing costs                626               3,204               1,248               3,578
                                                      -----------         -----------         -----------         -----------
                                                            9,882              18,194              27,572              26,747
                                                      -----------         -----------         -----------         -----------
INCOME (LOSS) BEFORE INCOME TAXES                         166,137             (13,371)            196,949             (25,778)
INCOME TAX EXPENSE (RECOVERY)                              56,616              (7,263)             65,245             (13,522)
                                                      -----------         -----------         -----------         -----------
 INCOME (LOSS) BEFORE MINORITY INTEREST                   109,521              (6,108)            131,704             (12,256)
 MINORITY INTEREST                                           --                  --                  --                   217
                                                      -----------         -----------         -----------         -----------
 NET INCOME (LOSS)                                    $    09,521         $    (6,108)        $   131,704         $   (12,039)
                                                      ===========         ===========         ===========         ===========
 EARNINGS (LOSS) PER COMMON SHARE - BASIC             $      0.50         $     (0.03)        $      0.63         $     (0.06)
 EARNINGS (LOSS) PER COMMON SHARE - DILUTED           $      0.49         $     (0.03)        $      0.63         $     (0.06)

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$in thousands, except share data)
(Unaudited)
(Restated Note 2)

                                                                                               CUMULATIVE
                                                             INVESTED        ACCUMULATED       TRANSLATION
                                            SHARES            CAPITAL          DEFICIT         ADJUSTMENT           TOTAL
                                         ------------      ------------      ------------      -----------       ------------

BALANCE - DECEMBER 31, 2002               184,892,360      $    513,400      $     (2,137)     $       (765)     $    510,498
                                         ------------      ------------      ------------      ------------      ------------

  Net (loss)                                                                      (12,039)                            (12,039)
  Foreign exchange                                                                                   28,630            28,630
  Unrealized loss on cash flow hedge                                                3,550                               3,550
  Acquisition of minority interest         13,198,501            34,201                                                34,201
                                         ------------      ------------      ------------      ------------      ------------
BALANCE - JUNE 30, 2003                   198,090,861      $    547,601      $    (10,626)     $     27,865      $    564,840
                                         ------------      ------------      ------------      ------------      ------------
BALANCE - DECEMBER 31, 2003               198,090,861      $    547,601      $    (22,766)     $     23,321      $    548,156
                                         ------------      ------------      ------------      ------------      ------------

   Net income                                                                     131,704                             131,704
   Foreign exchange                                                                                  (3,270)           (3,270)
   Stock issuance                          26,800,000            97,771                                                97,771
   Employee stock options                     198,476               365                                                   365
                                         ------------      ------------      ------------      ------------      ------------
BALANCE - JUNE 30, 2004                   225,089,337      $    645,737      $    108,938      $     20,051      $    774,726
                                         ------------      ------------      ------------      ------------      ------------

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$in thousands)
(Unaudited)

                                                                         THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                      -------------------------     ------------------------
                                                                        JUNE 30,       JUNE 30,      JUNE 30,       JUNE 30,
                                                                         2004           2003           2004           2003
                                                                      ---------      ----------     ---------      ---------
OPERATING ACTIVITIES
Net income (loss)                                                     $ 109,521      $  (6,108)     $ 131,704      $ (12,039)
Adjustment to reconcile net income (loss) to net cash provided by
(used in) operating activities:

 Depreciation                                                            21,800         20,176         43,547         39,918
 Amortization                                                               626          3,204          1,248          3,578
 Deferred income taxes                                                   34,388         (5,532)        38,824        (11,729)
 (Gain) on disposition of property, plant and equipment                    --             (190)          --              (93)
 Foreign exchange on related party loans                                   --            3,867           --            7,241

Changes in operating assets and liabilities, net of acquisitions:
 Accounts receivable                                                    (19,518)         2,792       (113,446)       (63,646)
 Inventories                                                            (37,375)        (9,606)       (79,271)         1,479
 Other assets                                                             2,139         (3,535)         1,393         (7,884)
 Liabilities                                                            (27,824)       (12,295)        48,242         29,185
                                                                      ---------      ---------      ---------      ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                      83,757         (7,227)        72,241        (13,990)

INVESTING ACTIVITIES

 Additions to property, plant and equipment                             (15,953)       (13,154)       (28,088)       (24,222)
 Acquisitions                                                              --             --          (11,127)          --
 Proceeds from dispositions of property, plant, and equipment              --                5           --               77
                                                                      ---------      ---------      ---------      ---------
NET CASH (USED IN) INVESTING ACTIVITIES                                 (15,953)       (13,149)       (39,215)       (24,145)

FINANCING ACTIVITIES
 Proceeds from issuance of new debt                                        --          542,357         25,000        542,357
 Revolving credit borrowings (payments)                                (146,374)      (472,026)      (130,035)      (479,378)
 Decrease in related party loans payable                                   --          (30,000)          --             --
 Additions to deferred financing costs                                     --          (13,378)          --          (13,419)
 Changes in minority interest                                              --             --             --             (218)
 Proceeds from issuance of employee stock purchases                         170           --              365           --
 Proceeds from the issuance of common stock                              97,889           --           97,889           --
                                                                      ---------      ---------      ---------      ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                     (48,315)        26,953         (6,781)        49,342
                                                                      ---------      ---------      ---------      ---------
Effect of exchange rate changes on cash and cash equivalents               (155)           319           (301)           (40)
                                                                      ---------      ---------      ---------      ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                    19,334          6,896         25,944         11,167

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         17,069         20,632         10,459         16,361
                                                                      ---------      ---------      ---------      ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $  36,403      $  27,528      $  36,403      $  27,528
                                                                      =========      =========      =========      =========

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market. In April 2004, the Company issued 26,800,000 common shares to its majority shareholder, Gerdau S.A. Subsequent to this transaction, Gerdau S.A. held 72.3% of the Company's shares.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with Canadian generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three and six months ended June 30, 2004 and 2003 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- RECENT ACCOUNTING PRONOUNCEMENTS

The Company adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section defined the criteria for a derivative instrument to meet the requirements of hedge accounting. The Company's use of derivative instruments is limited. For the six months ended June 30, 2003, the net loss was increased by $3.6 million as a result of the change in accounting policy and retained earnings at December 31, 2002 was restated to reflect an unrealized loss on a derivative totaling $3.5 million.

Commencing in 2004, the Company changed its classification of shipping and handling revenues from a reduction of cost of sales to revenues. For the six months ended June 30, 2003, sales and cost of sales were increased approximately $49 million as a result of this change.

NOTE 3 -- ACQUISITION

In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. The transaction was accounted for as a purchase.

NOTE 4 -- INVENTORIES

Inventories consist of the following ($000s):


                                                                        AT JUNE 30,            AT DECEMBER 31,
                                                                           2004                     2003
                                                                        -----------            ---------------
Ferrous and non-ferrous scrap                                             $63,891                  $76,384
Work in-process                                                            51,451                   31,764
Finished goods                                                            189,168                  157,815
Raw materials (excluding scrap) and operating supplies                    150,312                  110,495
                                                                          -------                  -------
                                                                         $454,822                 $376,458
                                                                         ========                 ========

NOTE 5 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                                   AT JUNE 30, 2004
                                                   ---------------------------------------------------
                                                                       ACCUMULATED              NET
                                                       COST            DEPRECIATION         BOOK VALUE
                                                   -----------         ------------        -----------
Land and improvements                              $    77,370         $    (5,961)        $    71,409
Buildings and improvements                             139,890             (26,676)            113,214
Machinery and equipment                                988,938            (338,200)            650,738
Construction in progress                                51,718                --                51,718
Property, plant and equipment held for sale             13,480                --                13,480
                                                   -----------         -----------         -----------
                                                   $ 1,271,396         $  (370,837)        $   900,559
                                                   ===========         ===========         ===========

                                                                     AT DECEMBER 31, 2003
                                                   ----------------------------------------------------
                                                                       ACCUMULATED             NET
                                                       COST           DEPRECIATION          BOOK VALUE
                                                   -----------        -------------        -----------
Land and improvements                              $    77,651         $    (5,321)        $    72,330
Buildings and improvements                             139,559             (24,131)            115,428
Machinery and equipment                                984,253            (306,056)            678,197
Construction in progress                                39,676                --                39,676
Property, plant and equipment held for sale             13,576                --                13,576
                                                   -----------         -----------         -----------
                                                   $ 1,254,715         $  (335,508)        $   919,207
                                                   ===========         ===========         ===========

NOTE 6 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

The Company's interest in the joint ventures is as follows ($000s):


                                              JUNE 30,        DECEMBER 31,
                                                2004             2003
                                            ------------     -------------
BALANCE SHEET
  Current assets                             $ 86,096        $ 53,137
  Property, plant and equipment , net          98,316         101,440
  Current liabilities                          24,561          23,224
  Long-term debt                                3,266           4,259


                                            THREE MONTHS ENDED JUNE 30,
                                            ---------------------------
                                               2004            2003
                                             --------        --------
STATEMENT OF EARNINGS
  Sales                                      $111,619        $ 55,094
  Operating income                             36,867           1,815
  Income before income taxes                   36,808           1,760
  Net Income                                   36,184           1,176


                                                           SIX MONTHS ENDED JUNE 30,
                                                          ---------------------------
                                                           2004               2003
                                                          ---------         ---------
STATEMENT OF EARNINGS
  Sales                                                   $ 190,291         $ 107,587
  Operating income                                           47,134             5,832
  Income before income taxes                                 47,023             5,685
  Net Income                                                 45,695             4,862
CHANGES IN CASH FLOWS
Cash provided by (used in)
     Operating activities                                 $  21,054         $   5,219
     Investing activities                                    (1,659)           (2,442)
     Financing activities                                      (388)           (5,179)
                                                          ---------         ---------
Proportionate share of increase (decrease) in cash        $  19,007         $  (2,402)

NOTE 7 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At March 31, 2004, there was $150.7 million outstanding, at interest rates between 3.93% and 5.50%, and, based upon available collateral under the terms of the agreement, approximately $147.6 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A.

Debt includes the following ($000s):


                                                                         JUNE 30,          DECEMBER 31,
                                                                          2004                2003
                                                                        ---------          ------------
Senior Notes, 10 3/8% due 2011, net of original issue discount          $ 397,619           $ 397,271
Senior Secured Credit Facility                                                 36             135,027
Short term debt                                                            25,000                --
Industrial Revenue Bonds                                                   27,400              27,400
AmeriSteel Bright Bar Term Loan                                             2,887               3,172
Gallatin Joint Venture Debt                                                 3,463               5,471
Other                                                                       1,521               2,607
                                                                        ---------           ---------
                                                                          457,926             570,268
Less current portion                                                      (26,358)             (3,305)
                                                                        ---------           ---------
                                                                        $ 431,568           $ 566,963
                                                                        =========           =========

NOTE 8 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):


                                                      PENSION BENEFITS                  OTHER BENEFIT PLANS
                                                     THREE MONTHS ENDED                 THREE MONTHS ENDED
                                                 --------------------------          --------------------------
                                                 JUNE 30,          JUNE 30,          JUNE 30,          JUNE 30,
                                                   2004             2003              2004              2003
                                                 -------           -------           -------           -------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                     $ 2,454           $ 2,007           $   232           $   220
Interest cost                                      5,593             5,208               546               562
Expected return on plan assets                    (5,239)           (4,626)             --                --
Amortization of transition obligation                 43                41              --                --
Amortization of prior service cost                    72               115               (53)             --
Recognized actuarial gain                            582               239                 7              --
Settlement loss                                     --                  35              --                --
                                                 -------           -------           -------           -------
Net periodic benefit cost                        $ 3,505           $ 3,019           $   732           $   782
                                                 =======           =======           =======           =======


                                                       PENSION BENEFITS                    OTHER BENEFIT PLANS
                                                       SIX MONTHS ENDED                      SIX MONTHS ENDED
                                                 ----------------------------          ----------------------------
                                                  JUNE 30,           JUNE 30,          JUNE 30,           JUNE 30,
                                                   2004               2003               2004               2003
                                                 --------           --------           --------           --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                     $  4,908           $  4,014           $    464           $    440
Interest cost                                      11,186             10,416              1,092              1,124
Expected return on plan assets                    (10,478)            (9,252)              --                 --
Amortization of transition obligation                  86                 82               --                 --
Amortization of prior service cost                    144                230               (106)              --
Recognized actuarial gain                           1,164                478                 14               --
Settlement loss                                      --                   70               --                 --
                                                 --------           --------           --------           --------
Net periodic benefit cost                        $  7,010           $  6,038           $  1,464           $  1,564
                                                 ========           ========           ========           ========

NOTE 9 -- CAPITAL STOCK

Capital stock consists of the following shares:


                           Authorized            Issued           Capital Stock
                             Number              Number           (in thousands)
                           ----------         -----------         --------------
June 30, 2004
Common                     Unlimited          225,089,337          $   645,737

December 31, 2003
Common                     Unlimited          198,090,861          $   547,601


The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):


                                                         THREE MONTHS ENDED                            SIX MONTHS ENDED
                                                 -----------------------------------          -----------------------------------
                                                   JUNE 30,              JUNE 30,                JUNE 30,             JUNE 30,
                                                     2004                  2003                    2004                 2003
                                                 -------------         -------------          -------------         -------------
Basic earnings (loss) per share:
     Basic net earnings (loss)                   $     109,521         $      (6,108)         $     131,704         $     (12,039)

     Average shares outstanding                    220,340,150           198,090,861            209,246,286           191,491,610

     Basic net earnings (loss) per share         $        0.50         $       (0.03)         $        0.63         $       (0.06)

Diluted earnings (loss) per share:
     Diluted net earnings (loss)                 $     109,521         $      (6,108)         $     131,704         $     (12,039)

Diluted average shares outstanding:
     Average shares outstanding                    220,340,150           198,090,861            209,246,286           191,491,610
     Dilutive effect of stock options                1,130,657                  --                1,129,880                  --

Diluted net earnings (loss) per share            $        0.49         $       (0.03)         $        0.63         $       (0.06)

At June 30, 2004, options to purchase 826,000 (1,367,000 at June 30, 2003)
common shares were not included in the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.

NOTE 10 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three and six month periods ended June 30 are presented below ($000s):


                                                THREE MONTHS ENDED                         SIX MONTHS ENDED
                                         --------------------------------          --------------------------------
                                           JUNE 30,             JUNE 30,            JUNE 30,               JUNE 30,
                                             2004                 2003                2004                  2003
                                         -----------          -----------          -----------          -----------
Revenue from external customers:
     Steel mills                         $   704,254          $   412,820          $ 1,312,535          $   819,500
     Downstream products                     141,140               83,071              230,483              145,447
                                         -----------          -----------          -----------          -----------
            Total                        $   845,394          $   495,891          $ 1,543,018          $   964,947
                                         ===========          ===========          ===========          ===========
Inter-company sales:
     Steel mills                         $   143,240          $    81,479          $   272,294          $   151,551
     Downstream products                        --                   --                   --
     Corp/eliminations/other                (143,240)             (81,479)            (272,294)            (151,551)
                                         -----------          -----------          -----------          -----------
             Total                       $      --            $      --            $      --            $      --
                                         ===========          ===========          ===========          ===========
Total sales:
     Steel mills                         $   847,494          $   494,299          $ 1,584,829          $   971,051
     Downstream products                     141,140               83,071              230,483              145,447
     Corp/eliminations/other                (143,240)             (81,479)            (272,294)            (151,551)
                                         -----------          -----------          -----------          -----------
             Total                       $   845,394          $   495,891          $ 1,543,018          $   964,947
                                         ===========          ===========          ===========          ===========
Net income (loss):
     Steel mills                         $   172,769          $    (1,029)         $   228,062          $     1,241
     Downstream products                      11,629                3,065               14,932                3,373
     Corp/eliminations/other                 (74,877)              (8,144)            (111,290)             (16,653)
                                         -----------          -----------          -----------          -----------
             Total                       $   109,521          $    (6,108)         $   131,704          $   (12,039)
                                         ===========          ===========          ===========          ===========


                                             AS OF               AS OF
                                           JUNE 30,            DECEMBER 31,
                                             2004                 2003
                                          ----------          -------------
Segment assets:
     Steel mills                          $1,540,201           $1,545,619
     Downstream products                     205,580              169,599
     Corp/eliminations/other                 161,001                6,990
                                          ----------           ----------
             Total                        $1,906,782           $1,722,208
                                          ==========           ==========